Exhibit 4.4

WAIVER

This WAIVER (this “Waiver”), dated as of November 8, 2011, is entered into by and between Agman Louisiana, Inc. (f/k/a Westway Holdings Corporation), a Delaware corporation (the “Preferred Stockholder”) and Westway Group, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Amended and Restated Certificate of Incorporation (as defined below).

RECITALS

WHEREAS, the Preferred Stockholder is the holder of 32,724,874 shares of the Company’s Series A Perpetual Convertible Preferred Stock, par value $.0001 per share (the “Preferred Stock”), 12,906,610 shares of which are held in escrow pursuant to the Stock Escrow Agreement (the “Escrowed Shares”);

WHEREAS, the terms and conditions of the Preferred Stock and certain rights of the holders of the Preferred Stock are set forth in the Amended and Restated Certificate of Incorporation of the Company (the “Amended and Restated Certificate of Incorporation”);

WHEREAS, certain approval rights of the Preferred Stockholder are set forth in the Stockholder’s Agreement dated as of May 28, 2009, by and between the Preferred Stockholder and the Company (the “Stockholder’s Agreement”);

WHEREAS, the Company intends to declare a $0.04 per share quarterly dividend on its common stock to all common shareholders and holders of participating preferred stock as of November 21, 2011, payable on or about January 16, 2012, in cash or shares of the Company’s common stock at the election of the stockholder, subject to a maximum cash payment by the Company of $1,469,500 (the “Proposed Dividend”); and

WHEREAS, in connection with the foregoing, the Company has requested from the Preferred Stockholder a limited waiver of its compliance with the negative covenants set forth in the Amended and Restated Certificate of Incorporation and its approval of the Proposed Dividend pursuant to the Stockholder’s Agreement.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

1. Limited Waiver. Solely in connection with the Proposed Dividend and the transactions contemplated in connection therewith, the Preferred Stockholder hereby waives the Company’s compliance with the negative covenants set forth in the Amended and Restated Certificate of Incorporation, including without limitation those set forth in Section 4.3.1.3.6.2.(B) and consents to and approves the declaration and payment of the Proposed Dividend, pursuant to any right it may have pursuant to the Amended and Restated Certificate of Incorporation, the Stockholder’s Agreement or otherwise.

2. Issuance of Preferred Stock.

(a) In consideration for the granting of the limited waiver by the Preferred Stockholder pursuant to Section 1 above and in lieu of payment of any and all outstanding accrued but unpaid Base Dividends through December 31, 2011, the Company hereby agrees to issue to the Preferred Stockholder on or shortly following January 1, 2011, 204,679 shares of Preferred Stock (the “Additional Preferred Stock”), which includes shares which may be deemed issued under Section 3 below, based on a valuation of $5.50 per share of Preferred Stock;

(b) The shares of Additional Preferred Stock shall have the same terms and conditions as the shares of Preferred Stock outstanding on the date hereof and shall accrue the Base Dividend from and including the respective issuance date for such shares of Additional Preferred Stock until May 28, 2016, the seventh anniversary of the Closing.

(c) The Preferred Stockholder hereby agrees that the issuance by the Company of the shares of Additional Preferred Stock pursuant to this Waiver satisfies the Company’s obligation to pay any Base Dividend (in cash or otherwise) accruing on or before December 31, 2011, with respect to the Preferred Stock.

3. Escrowed Shares. The Company will issue 80,726 shares of the Additional Preferred Stock into escrow pursuant to the Stock Escrow Agreement and not directly to the Preferred Shareholder. If the Company cannot so issue shares of Additional Preferred Stock, then the issuance of Additional Preferred Stock in Section 2 above will be adjusted accordingly, but to preserve the economic benefit to the Preferred Stockholder of the arrangements set forth herein, upon the release of the Escrowed Shares from escrow, in whole or in part, the Company shall be deemed to have issued 80,726 shares of Preferred Stock on January 1, 2012. Any shares of Preferred Stock deemed issued with respect to the Escrowed Shares shall accrue the Base Dividend (and any other dividends or distributions with respect to the Preferred Stock) from and including the deemed issuance date for such shares until May 28, 2016, the seventh anniversary of the Closing. The shares of Additional Preferred Stock issued or deemed issued pursuant to Sections 2 and 3 hereof shall have identical rights to the shares of Preferred Stock already in issue.

4. Ratification of Amended and Restated Certificate of Incorporation. Except as herein specifically agreed, the Amended and Restated Certificate of Incorporation is hereby ratified and confirmed and shall remain in full force and effect according to its terms. Each of the Company and the Preferred Stockholder acknowledge and consent to the waivers set forth herein and agrees that, except as expressly provided herein, this Waiver does not impair, reduce or limit any of its obligations under the Amended and Restated Certificate of Incorporation.

5. Authority/Enforceability. Each of the Company and the Preferred Stockholder represents and warrants as follows:

(a) It has taken all necessary action to authorize the execution, delivery and performance of this Waiver.

(b) This Waiver has been duly executed and delivered by such person and constitutes such person’s legal, valid and binding obligation, enforceable in accordance with its terms, except as such enforceability may be subject to (i) bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

(c) No consent, approval, authorization or order of, or registration or qualification with, any court or governmental authority or third party is required in connection with the execution, delivery or performance by such person of this Waiver.

(d) The execution and delivery of this Waiver does not (i) violate, contravene or conflict with any provision of its organizational documents, or (ii) violate, contravene or conflict with any other law, regulation, order, writ, judgment, injunction or decree applicable to it.

6. Counterparts/Telecopy. This Waiver may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but all of which shall constitute one and the same instrument. Delivery of executed counterparts of this Waiver by telecopy or pdf shall be effective as an original and shall constitute a representation that an original shall be delivered promptly upon request.

7. GOVERNING LAW. THIS WAIVER AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE.

IN WITNESS WHEREOF, the parties hereto have caused this Waiver to be duly executed as of the date first above written.

AGMAN LOUISIANA INC.
a Delaware corporation

By:	/s/ Ian Falshaw
	Name:	Ian Falshaw
	Title:	Director / VP

WESTWAY GROUP INC.
a Delaware corporation

By:	/s/ Thomas A. Masilla, Jr.
Name: Thomas A. Masilla, Jr.
Title: Chief Financial Officer